UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: August 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒          Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Entry into a Material Definitive Agreement/Issuance of Unregistered Equity Securities

On August 19, 2014, CBD Energy Limited (the “Company”) entered into an amendment (the “Amendment”) to that certain Securities Purchase Agreement, dated July 25, 2014 (the “Purchase Agreement”), between the Company and certain foreign investors (the “Investors”), which provided for the offer and sale by the Company of up to 3,000 newly authorized Series B Cumulative Convertible Preferred Shares (“Preferred Shares”), together with warrants (the “Warrants”) to purchase up to 375,000 ordinary shares of the Company (“Ordinary Shares”) to such Investors for an aggregate purchase price of $3,000,000.00 (the “Offering”). The Purchase Agreement and form of Warrant were previously filed as exhibits to the Report on Form 6-K filed by the Company on July 30, 2014.

The Amendment, which was approved by the Company’s Board of Directors on August 15, 2014, increased the size of the Offering to 5,000 Preferred Shares, together with Warrants to purchase up to 833,333 Ordinary Shares of the Company, for an aggregate purchase price of $5,000,000.00, and reduced the conversion price of the Preferred Shares from $4.00 per share to $3.00 per share.

As of the date of this Report on Form 6-K, the Company has offered and sold 2,500 Preferred Shares to the Investors (together with Warrants to purchase up to 416,667 Ordinary Shares).

The description of the Amendment is qualified in its entirety by the terms of the Amendment, which is attached hereto as Exhibit 99.1.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Conversion and Redemption of Series A Preferred Shares

As previously disclosed in our Registration Statement on Form F-1, as amended (No. 333-194780), we issued 435 Class A Preferred Shares in exchange for certain convertible promissory notes previously. The Class A Preferred Shares are convertible into the Company’s Ordinary Shares at any time at a conversion price of $4.00 per Ordinary Share. On July 24, 2014 the Company issued 465,000 Ordinary Shares and on August 9, 2014 it issued 122,500 Ordinary Shares upon the respective conversions of 186 and 49 Class A Preferred Shares. The Company has committed to redeem all of the remaining 200 Series A Preferred Shares and to accept a contemporaneous subscription for 2,000 Series B Preferred Shares having a Face Value equal to that of the redeemed Series A Preferred Shares, which subscription is independent of the Offering and does not obligate the Company to issue any warrants.

Exhibit Index

99.1	First Amendment to Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

August 19, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director